Mail Stop 7010

      February 27, 2006


Mr. John A. Lombardi
Vice President, Corporate Controller and Interim CFO
Rent-Way, Inc.
One Rentway Place
Erie, PA  16505

	RE:	Form 10-K for the fiscal year ended September 30, 2005
Form 10-Q for the quarter ended December 31, 2005
		File No. 0-22026

Dear Mr. Lombardi:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE PERIOD ENDED SEPTEMBER 30, 2005

General
1. Where a comment below requests additional disclosures or other revisions please show us what the revisions will look like in your response. These revisions should be included in your future filings.

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 14

Company Performance Measures, page 19
2. Please revise your presentation to provide a reconciliation of gross weekly rental revenue to total revenues. Please disclose the reasons why you believe the presentation of gross weekly rental revenue and performance percentage provide useful information to investors regarding your financial condition or results of operations. If applicable, please disclose the additional purposes for which you use these measures. Please also discuss the material limitations of these measures. Please refer to Item 10 of Regulation
S-K.

Fiscal 2005 Compared to Fiscal 2004, page 19
3. Please discuss in greater detail the business reasons for the changes between periods in total revenues, advertising and occupancy expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in regards to total revenues, please individually quantify the amount of the increase that was attributable to the opening of 44 new stores, higher revenue-generating products and increasing rental rates on certain products.
Please show us what your revised MD&A for 2005 as compared to 2004 will look like. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 23
4. Your disclosure highlights several debt covenants based on EBITDA.
As noted in the response to question 10 in the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures, if you believe the credit agreement is a material agreement, that the covenants are material terms of the credit agreement and that information about the covenants is material to an investor`s understanding of your financial condition and/or liquidity, you may be required to disclose the measure as calculated by the debt covenants as part of MD&A. Please tell us what consideration you gave to providing the disclosures discussed in the response to question 10 in the June 13,
2003 FAQ.


Contractual Obligations, page 25
5. Please revise your table of contractual cash obligations to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 8 - Financial Statements, page 28

Consolidated Statements of Cash Flows, page 36
6. Please tell us how you have classified proceeds from rental equipment sales and dispositions.
7. We note that you have separately presented net cash used in discontinued operations within the operating activities section. Please tell us how you have classified cash flows provided by (used in) discontinued operations related to investing and financing activities.
8. You disclose on page 38 that you included cash overdrafts in accounts payable on your balance sheet. Please tell us how you have classified the change in the cash overdraft in your statement of cash flows. Please also tell us whether these represent actual overdrafts or held checks.
9. Please provide us with additional information to help us understand the appropriateness of your classification of the payments on the class action lawsuit note payable as a financing activity. Please refer to paragraph 23(e) of SFAS 95.

Note 1 - Summary of Significant Accounting Policies, page 37

Rental Merchandise, Rental Revenue and Depreciation, page 37
10. Please revise to disclose the period over which you depreciate electronic game systems.

Intangible Assets, page 38
11. Please disclose the amortization period for the customer list that you present in Note 6.


Note 12 - Convertible Preferred Stock, page 50
12. Please provide us with additional information to help us understand the basis for your conclusions regarding the accounting treatment for the convertibility feature of your convertible preferred stock and the option to purchase 500 additional shares of convertible preferred stock. Please include specific references to help us understand the appropriate treatment based on your conclusions.
13. Please also provide us with additional information to understand how your presentation of the convertible preferred shares is consistent with paragraph 9 of SFAS 150.

Note 14 - Insurance Charge and Recovery, page 53
14. Please disclose the statement of operations line item in which the retrospective adjustments are included.

Note 15 - Commitments and Contingencies, page 53
15. Regarding the initial claims totaling $2,885,000, if true, please confirm that the claims did not meet both of the criteria set forth in paragraph 8 of SFAS 5 for accrual as a liability.

Note 23 - Segment Information, page 58
16. Please separately disclose revenues from the sale of merchandise, merchandise rentals, prepaid phone service, liability damage waivers and preferred customer club fees. Please refer to paragraph 37 of SFAS 131.

Exhibit 12.1
17. It is unclear why you have not calculated a preference security dividend and included this dividend as a fixed charge in your ratio of earnings to fixed charges calculation. See Item 503(d) of Regulation S-K.

Exhibit 31
18. Please revise your certifications to conform to the exact language stated in Item 601(b)(31) of Regulation S-K. See also the
SEC Release No. 34-46427. For example, please change your references from "annual report" to "report." Please note that this comment also applies to your quarterly filings on Form 10-Q.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2005

Item 4A. Controls and Procedures, page 32
19. We note that you define disclosure controls and procedures as those controls and procedures that are "effective to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC`s rules and forms." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules Rules 13a-15(e) and 15d-15(e). Please supplement your current disclosure to clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

*    *    *    *

   	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202)
551-
3741.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


??

??

??

??

Mr. John A. Lombardi
Rent-Way, Inc.
February 27, 2006
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE